Filer and Investment Company Act File Number:
Hennessy Funds Trust (811-07168)

Commission File Number of the Related Registration Statement:  333-211909

Filed Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company and Investment Company Act File Number:
The Westport Funds (811-08359)

July 21, 2016

Dear Shareholder:

We are pleased to have recently entered into a definitive agreement for Hennessy Advisors, Inc. to purchase and assume the management of the assets in The Westport Funds. The enclosed package contains important information about this proposed reorganization. For this transaction to take place we need shareholders, like you, to approve this proposal.

As we considered our succession plan, we searched for a mutual fund company that we could feel confident would provide the same excellent portfolio management and customer service that our shareholders currently receive, and we believe we have found just that in Hennessy Advisors, Inc. Hennessy Advisors was founded in 1989 on the principles of treating clients honestly and ethically, building strong partnerships and managing money for the sole benefit of the shareholders, and those same principles guide them today, over 25 years later.

If the proposed transaction is approved, the assets of the Westport Fund and the Westport Select Cap Fund will be transferred into the Hennessy Cornerstone Mid Cap 30 Fund, a concentrated, mid-cap fund with similar investment objectives and a long track record of proven performance. All Westport Fund and Westport Select Cap Fund shareholders, including holders of both the Class R and Class I shares, will receive Institutional Class shares of the Hennessy Cornerstone Mid Cap 30 Fund. Our shareholders will benefit from a lower expense ratio as a result of this proposed transaction, a reduction of anywhere from 10 to 46 basis points (a basis point is equal to 1/100th of 1%).

The reorganization has been structured with the intention that it qualify, for federal income tax purposes, as a tax-free reorganization under the Internal Revenue Code.

We invite you to read the enclosed prospectus/proxy statement and related materials carefully, and we hope that you will vote your shares as soon as possible in favor of this proposal. Voting is easy and can be done as follows:

1.    Simply mark, sign and date the enclosed proxy ballot and return in the postage paid envelope
2.    Visit the website shown on your proxy card
3.    Call the toll-free number listed on your proxy card
4.    In person at the Special Meeting of Shareholders

For questions regarding voting, please contact Broadridge, the proxy solicitor for The Westport Funds, at 1‑888‑991‑1289. If you have a question on the terms of the reorganization, please call The Westport Funds at 1‑877‑227‑3611. Thank you for your investment and confidence in The Westport Funds.

Sincerely,

The Westport Funds | 1-877-227-3611 | www.westportfunds.com

The tax information provided is not exhaustive. Shareholders must consult their tax advisor for advice and information concerning their particular situation. Neither The Westport Funds nor the Hennessy Cornerstone Mid Cap 30 Fund, including any of their representatives, may give tax advice.

In connection with the proposed reorganization and investing, shareholders should carefully consider the investment objective, risks, charges and expenses of The Westport Funds and the Hennessy Cornerstone Mid Cap 30 Fund. This and other information is contained in The Westport Funds and the Hennessy Funds statutory and summary prospectuses, which can be obtained by contacting The Westport Funds at 1-877-227-3611 or visiting www.westportfunds.com or by contacting Hennessy Funds at 1-800-966-4354 or visiting hennessyfunds.com. Read them carefully before investing.

Mutual fund investing involves risk. Principal loss is possible.

The Hennessy Funds are distributed by Quasar Distributors, LLC. The Westport Funds are distributed by UMB Distribution Services, LLC.